# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CVR PARTNERS, LP, CIK 0001425292
CUSIP: 126633205
Title of class of securities: Common Units
Address of issuer's principal executive offices: 2277 Plaza Drive, Suite 500, Sugar Land, Texas (TX), 77479
Date of event which requires filing of this statement: 04/22/2025
Amends the filing with accession number 0001104659-24-035665
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse A. Lynn, Esq., 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- ICAHN ENTERPRISES HOLDINGS L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 4,164,274; sole dispositive power 0; shared dispositive power 4,164,274; aggregate amount beneficially owned 4,164,274 (39.4% of the class)
- ICAHN ENTERPRISES G.P. INC. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 4,164,274; sole dispositive power 0; shared dispositive power 4,164,274; aggregate amount beneficially owned 4,164,274 (39.4% of the class)
- CARL C. ICAHN (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 4,164,274; sole dispositive power 0; shared dispositive power 4,164,274; aggregate amount beneficially owned 4,164,274 (39.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Units
Name of issuer: CVR PARTNERS, LP
Address of issuer's principal executive offices: 2277 Plaza Drive, Suite 500, Sugar Land, Texas (TX), 77479

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Initial 13D is hereby amended and supplemented as follows:

The percentages set forth on the cover pages are based on 10,569,637 outstanding Common Units as of April 8, 2025, as set forth in the Issuer's Definitive Proxy Statement on Schedule 14A filed on April 22, 2025. UAN Services, LLC directly holds 3,892,000 Common Units. Each of Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc. and Carl C. Icahn disclaims beneficial ownership of all Common Units reported herein except to the extent of their pecuniary interest therein, if any.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated into this Item 5(b).
Transactions in the class effected during the past sixty days: Schedule A hereto sets forth all transactions with respect to the Common Units by any Reporting Person in the past 60 days, which consist of purchases by American Entertainment Properties Corp., including purchases pursuant to the previously announced Rule 10b5-1 trading plan. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction in the Common Units in the past 60 days.

## Signatures
- ICAHN ENTERPRISES HOLDINGS L.P.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer and Secretary (04/23/2025)
- ICAHN ENTERPRISES G.P. INC.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer and Secretary (04/23/2025)
- CARL C. ICAHN: /s/ Carl C. Icahn, Carl C. Icahn (04/23/2025)